March 6, 2007

Ms. Peggy Fisher
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Re:	Surfect Holdings, Inc. Amendment No. 2 to Registration Statement on Form SB-2 filed January 18, 2007 (File No. 333-139034)
Dear Ms. Fisher:

We are counsel to Surfect Holdings, Inc. (the “Company”). We hereby submit on behalf of the Company a response to the letter of comment, dated February 7, 2007, from the Division of Corporation Finance to Amendment No. 2 to the Company’s Registration Statement on Form SB-2 filed with the Securities and Exchange Commission (the “Commission”) on January 18, 2007 (“Form SB-2”). Our responses are numbered to correspond to the Commission’s comments and are filed in conjunction with Amendment No. 3 to the Form SB-2.

Risk Factors

Our products are highly specialized.... page 3

1.	Revise the third sentence to explain in plain English what you are trying to communicate.

The first risk factor on page 3 has been revised by deleting the referenced language.

We are in an early stage of development.... page 3

2.	Revise to quantify the “little revenue” you have, since it appears from your financial statements that you have no revenue.

The second risk factor on page 3 has been revised to clarify that the Company’s revenue from inception through December 31, 2005 (approximately $147,000 in the aggregate) has been generated from the provision of miscellaneous consulting and plating services and not from its core operations and that such revenue has been recorded in the Company’s financial statements as other income.

Haynes and Boone, LLP
153 East 53rd Street Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

March 6, 2007

Forward Looking Statements, page 14

3.
Please revise to eliminate the references to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act as the statutory safe harbors adopted as part of the Private Securities Litigation Reform Act of 1995 do not apply to statements made by issuers of penny stock. Refer to Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act.

The parenthetical references to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act in the first sentence under the heading “Forward-Looking Statements” on page 14 have been deleted.

Liquidity, Capital Resources and Cash Requirements, page 16

4.	Disclose how many shares ITU Ventures received upon the conversion of the preferred stock into common stock.

The second paragraph of “Liquidity, Capital Resources and Cash Requirements” on page 16 has been revised to disclose that 6,072,316 shares of common stock were received by ITU Ventures.

5.	Identify the party who received the 500,000 shares upon conversion of the outstanding promissory note.

ITU Ventures has been identified in the third paragraph under “Liquidity, Capital Resources and Cash Requirements” on page 16, as the entity which received 500,000 shares upon conversion of the $500,000 promissory note.

Business, page 17

6.
In an appropriate location, expand to discuss in more detail your sale to a “major customer” in Japan. Identify the customer, state the revenue generated from this sale, and describe the material terms of any agreement entered into with this customer. We note your press release dated November 29, 2006.

Haynes and Boone, LLP
153 East 53rd Street Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

March 6, 2007

The material terms of the sale to C. Uyemura & Co., Ltd. of the electro-Less “Rio” tool have been disclosed in the last paragraph under “Sales and Marketing” on page 21.

7.	We note the press release issued on January 30, 2007 regarding the opening of your customer service center. Expand the disclosure to discuss, if material.

Disclosure of the Company’s properties on page 27 has been expanded to describe the Company’s Tempe, Arizona facility. The Company considers each of its leases in Albuquerque and Tempe to be immaterial.

8.
We note your response to our prior comment 15 describing your informal relationships and your new disclosure on page 20 regarding your strategic alliances. Please clearly disclose the nature of your alliances. Describe how these universities are providing you with these technologies and what consideration is being paid. Describe any licenses, or payments to the universities for such technology.

Disclosure as to the Company’s relationships with certain laboratories and universities has been revised to state the informal nature of such relationships and to indicate that no licensing arrangements are currently in effect with, or material consideration paid for services provided by or to, such entities.

Director Compensation, page 33

9.	We note your previously disclosed options to Mr. Griego of 252,084 shares under your 2006 stock option plan, yet you have not disclosed them here. Please revise or advise.

Disclosure concerning stock options granted to Thomas Griego has been added to the director compensation table on page 33.

Transactions with Related Persons, Promoters and Certain Control Persons, page 34

10.	In the second paragraph, state the total number of shares of common stock issued in the merger.

The last sentence of the second paragraph under “Transactions with Related Persons, Promoters and Certain Control Persons” on page 35 has been added to disclose that an aggregate of 7,455,123 shares of common stock have been issued to the Company’s officers, directors and 10% stockholders, out of a total of 8,001,666 shares issued in the merger and 1,998,334 shares reserved for issuance pursuant to stock options held by management in connection with the merger.

Haynes and Boone, LLP
153 East 53rd Street Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

March 6, 2007

Selling Stockholders, page 37

11.	We note you list 5,329,792 shares in the selling stockholder table, yet you are seeking to register 5,254,792 shares in this registration statement. Please reconcile.

The discrepancy of 75,000 was the result of two selling stockholders listed in the selling stockholder table as owning 75,000 shares when in fact they each owned 37,500 shares. The stockholder table has been revised to indicate the corrected amounts.

12.	Please identify the beneficial owners of the entities described as selling shareholders.

A footnote has been added for each selling stockholder that is not an individual to disclose the beneficial ownership of shares held by such selling stockholder.

Annual Audited Financial Statements, page F-1

Note 2. Summary of Significant Accounting Policies, page F-9

Stock Option Plan, page F-11

13.
Please refer to prior comment 28. You state that you recognize compensation professional services expense when you grant options with a discounted exercise price and that you recognize the expense ratably over the associated service period. Further, you state on page F-15 that the fair value of the options in excess of exercise prices granted to consultants that vested during 2005 was $5,000, which was recorded as professional services expense. Please revise the financial statements to recognize compensation expense for options granted to non-employees based upon the fair value of the consideration received or the equity instrument issued, whichever one is more reliably determined, in accordance with paragraphs 8-10 of SFAS 123 and EITF 96-18. Alternatively, revise your disclosures throughout the filing to clearly indicate how your accounting for equity instruments issued to non-employees complies with this guidance.

The financial statements have been revised to provide further disclosure of how the Company’s accounting for and reporting of equity instruments complies with SFAS 123R and EITF 96-18. Note 2 and Note 11 have specifically been broadened to separate the discussion of the treatment of option grants to employees and non-employees.

Haynes and Boone, LLP
153 East 53rd Street Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

March 6, 2007

Note 6. Related Party Transactions and Contingencies, page F-12

14.
Please refer to prior comment 32. Please revise to also disclose the amount of expense recognized in the statement of operations for each reporting period presented for each related party activity described in your response. Refer to paragraph 2(c) of SFAS 57.

Note 6 has been revised to disclose the categories of expenses recorded in each reporting period and to reflect the amount expensed during each such period rather than the cash effect of the transactions.

Note 11. Stock Options, page F-15

15.
Please refer to prior comment 33. Please revise your filing to disclose all of the information related to your stock option plan for all reporting periods presented outlined in paragraphs 45-48 of SFAS 123 and paragraph 2(e) of SFAS 148.

The Company’s understanding is that the provisions of SFAS 123 and SFAS 148 need not be applied to immaterial items and as such no compensation expenses nor disclosure was made for any period prior to January 1, 2005 since such amounts that may have otherwise been recorded in the Company’s financial statements would have been immaterial. Note 11 has been expanded and revised to clarify this exclusion and to clarify the expense components recognized in 2005.

16.
You state here and on page CF-15 that you determined the fair value of options in excess of exercise prices granted to employees and consultants that vested during 2005 to be approximately $19,000 based upon an independent valuation. Please address the following comments:

•
Please revise your filing to include a description of the methodology and significant assumptions used to value all of your stock options granted to employees and non-employees including the options that were granted in excess of exercise prices.

•	Disclose the methodology and significant assumptions used to determine the fair value of your stock options.

Haynes and Boone, LLP
153 East 53rd Street Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

March 6, 2007

•
Further, we note your reference to an independent valuation. While you are not required to make reference to an independent valuation, when you do so, you must name the expert and file their written consent as an exhibit to the registration statement. See Item 601(b) of Regulation S-B and Rule 436 of Regulation C.

•	Please revise to provide the fair value of your common stock at the time of each stock option grant date and how the fair value of your common stock was determined.

Refer to the guidance in SFAS 123. We may have further comment upon reviewing your response.

Note 11 has been revised to describe the methodology and significant assumptions used to value all stock options granted and to provide the assumptions used by the Company to value its options in accordance with APB 25 prior to December 31, 2005. The reference to an independent valuation has been deleted.

Surfect Holdings, Inc. and Subsidiary Condensed Financial Statements, page CF-1

General

17.	Please refer to prior comment 34. As applicable, please revise your unaudited condensed financial statements to address the comments above.

Note 1 and Note 7 to the Company’s unaudited condensed consolidated financial statements as of September 30, 2006 (the “Unaudited Financial Statements”) have been revised to address the above-referenced comments.

Condensed Consolidated Balance Sheets, page CF-1

18.
We note that certain balances presented for December 31, 2005 here do not reconcile with the amounts presented in your annual audited financial statements on pages F-3 and F-4. We note similar discrepancies in your statement of stockholders’ equity and your statement of cash flows. Please revise or advise.

The discrepancies referenced were due to the inclusion of the operations of Windy Creek Developments, Inc. prior to the date of the merger in the Company’s Unaudited Financial Statements, which have been revised to exclude the operations of Windy Creek Developments, Inc.

Haynes and Boone, LLP
153 East 53rd Street Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

March 6, 2007

Notes to the Unaudited Condensed consolidated Financial Statements, page CF-8

Note 1. Basis of Presentation and Summary of Significant Accounting Policy, page CF-8

19.
You state that the unaudited condensed consolidated statement of operations combines the historical results of Surfect Holdings, Inc. and Surfect Technologies, Inc. You further state on page CF-12 that the consolidated financial statements subsequent to the merger include the assets, liabilities and operations of Surfect Technologies and Windy Creek Developments, Inc., and the historical operations of Surfect Technologies, Inc. and the operations of Windy Creek Developments, Inc. through the closing date of the merger. In light of the fact that the transaction is a recapitalization with Surfect Technologies being treated as the accounting acquirer, please revise to remove the reference to the operations of Windy Creek Developments, Inc. and to disclose, if true, that you included Surfect Technologies, Inc.’s historical unaudited condensed consolidated financial statements and these financial statements give effect to the September 27, 2006 recapitalization transaction described an page CF-11.

Note 1. Basis of Presentation and Summary of Significant Accounting Policies has been revised to remove reference to Windy Creek Developments, Inc. and to state that the consolidated statement of operations includes the historical unaudited condensed financial statements which give effect to the September 27, 2006 recapitalization transaction.

-Stock Options, page CF-10

20.
Please refer to our prior comment 29. We note from your response that you adopted SFAS 123(R) on January 1, 2006. However, you disclose that you currently account for the employee and consultant stock options under the recognition and measurement provisions of APB 25 and EITF 96-18. Please revise or advise.

Note 1 and Note 7 have been revised to clarify the distinction between, and to further describe the methodology of, the treatment of employee and non-employee stock option grants.

-Revenue Recognition, page CF-11

21.	Please refer to prior comment 36. Please tell us and revise your filing to address the following:

Haynes and Boone, LLP
153 East 53rd Street Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

March 6, 2007

•	Disclose the significant terms of any revenue arrangements you have entered into.

•	Explain how you will recognize revenue for your sales arrangements that contain multiple elements such as installation services.

•	Disclose if you give rights of return related to your products and how you account for these rights of return.

Refer to the guidance in SAB Topic 13, EITF 00-21, and SFAS 48.

Note 1 has been revised to disclose (i) that the Company has not entered into ongoing revenue arrangements, (ii) the Company’s anticipated methodology for recognizing revenue in connection with sales arrangements that may contain multiple elements, and (iii) the Company’s right of return policy.

22.
Further to the above, we note that you will present deferred revenue net of cost of sales, warranties, installations, and commission expense related to your equipment shipped to customers that has not been accepted to the customers. Please address the following:

•
With reference to relevant accounting literature considered, please tell us why you believe it is appropriate to present a net deferred profit on your balance sheet rather than presenting gross amounts for deferred costs and deferred revenue.

•	For any period in which you have deferred profit in your current liabilities, revise this note to disclose the gross amount of deferred revenue and the gross amount of deferred costs.

Note 1. Basis of Presentation and Summary of Significant Accounting Policies-Revenue Recognition provides discussion of the recognition policies the Company anticipates utilizing as it moves to an operational status. No profit has been deferred for any period covered within this filing. The language related to deferral of profit has been removed as upon further evaluation it contradicted the Company’s overriding policy that no revenue be recognized until such time as a formal customer acceptance occurs.

-Warranty Obligation, page CF-11

23.	We note your disclosures related to your warranties given to your customers. Please tell us and revise your filing to disclose the nature of the warranties that you provide to your customers.

The Company provides its customers general operational support and replacement of component parts for one year from the date of acceptance by the customer of the Company’s product. Note 1. Basis of Presentation and Summary of Significant Accounting Policies-Warranty Obligations has been expanded to disclose the nature of the warranties provided to customers.

Haynes and Boone, LLP
153 East 53rd Street Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

March 6, 2007

Note 2. Recapitalization and Merger, page CF-12

-(a) Merger, page CF-12

24.
We note here and throughout the filing that you describe this transaction as a reverse merger and as a recapitalization even though the transaction described appears to be a recapitalization. Please note that the merger of a private operating company into a non-operating public shell corporation with nominal net assets is generally considered to be a recapitalization. The accounting for a recapitalization is identical to that resulting from a reverse acquisition, except that no goodwill or other intangible should be recorded. Please revise your disclosure here and throughout the filing to consistently describe this transaction as a recapitalization.

References to reverse merger have been deleted in Note 12 and throughout the Company’s Unaudited Financial Statements.

-(b) Issuance of New Securities, page CF-l2

25.
Please refer to our prior comment 38. We note that you entered into non-refundable agreements with certain consultants for investor relation services provided in connection with the merger and private placement transaction that occurred in August 2006 and that you issued 400,000 shares of common stock for these services. You further state that you will receive consulting services at $8,000 per month through August 2007. Please clarify why you recorded these shares as part of the offering costs since it appears that you will receive some consulting services through August 2007. Refer to the guidance in paragraphs 4-8 of SFAS 123 and SAB Topic 5A.

The 400,000 shares of common stock were issued under non-refundable agreements which provide that each consulting firm would receive 200,000 post-recapitalization shares of common stock as a “Commencement Bonus”. Such “Commencement Bonus” is specifically defined in the agreements as a nonrefundable, nonapportionable and nonratable retainer and not as a prepayment for future services.

Haynes and Boone, LLP
153 East 53rd Street Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

March 6, 2007

Such “Commencement Bonus” is considered a specific incremental cost directly attributable to and occurring within 90 days of the September 2006 private placement offering in accordance with SAB Topic 5A. The value of the shares issued were determined to be $1.00 per share, consistent with the amount being paid for Units in the offering (No value was associated with the warrants issued in connection with the sale of the Units as the exercise price of such warrants significantly exceeded the trading value of the underlying stock at the time of the transaction.). The resulting financial transaction is recorded as $400,000 of additional proceeds offset by closing costs of $400,000.

Note 2. Recapitalization in the Unaudited Financial Statements has been revised to address the nature of the investor relations contract related to the issuance of the shares as well as the ongoing monthly consulting fee and to provide the Company’s rationale for interpreting these costs as offering costs under the provisions of SAB Topic 5A.

Note 7. Stock Options, page CF-15

26.
We note that you recognized $197,785 of compensation expense for the nine-months ended September 302 2006 related to your officers exercising vested options for 4,599,626 shares of Surfect Technologies. Please tell us and revise your filing to explain how you accounted for the exercise of these options and how you determined the amount of compensation expense to recognize for these options.

Between November 15, 2004 and September 6, 2006, the Company issued its executive management options to purchase an aggregate of 11,403,322 shares of common stock of Surfect Technologies, Inc. The options were granted on the dates and at the amounts shown below:

Date	Number of Options Granted	Number of Options Vested and Exercised	Grant Date FMV and Original Exercise Price	Exercise Price	Compensation at Grant Date	Compensation at Exercise/Bonus Date
11/2004	1,600,000	586,667	$0.020	$0.043*	$0.00	$25,227
3/2006	3,550,000	1,733,333	$0.020	$0.043*	$2,234	$74,533
6/2006	2,480,000	998,889	$0.020	$0.043*	$3,003	$39,949
7/2006	620,000	229,630	$0.020	$0.043*	$380	$9,494
9/2006	3,153,322	1,051,107	$0.043	$0.043	$45,199	$-
Total	11,403,322	4,599,626		$0.043	$50,816	$146,969

_____________
*The exercise price of options granted prior to September 22, 2006 was amended by mutual agreement between the Company and the employee to the September 22nd fair market value prior to the Management Exercise (as defined in Note 8).

Haynes and Boone, LLP
153 East 53rd Street Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

March 6, 2007

These options were exercised on behalf of the Company’s executive management with the associated exercise price being recorded as compensation. Note 8-Management Exercise of Vested Stock Options has been added to the Unaudited Financial Statements to distinguish between the compensation arising from the grant date fair market value of the common stock earned over the requisite service period under SFAS 123R and the component related to management’s exercise of shares and the bonus by the Company of the associated exercise value.

27.
Further to the above, we note that you granted 20,512,322 options to purchase Surfect Technologies common stock during the nine-months ended September 30, 2006. Please tell us and revise your filing to disclose the amount of compensation expense that you recognized for these options during the nine-months ended September 30, 2006. If you did not recognize any compensation expense for these options granted, please revise your filing to disclose why there was no compensation expense recognized. Refer to the guidance in SFAS 123(R).

Note 7-Stock Options has been revised to identify our methodology for calculating the exercise of the options and to disclose the associated compensation expense recognized in relation to options granted, vested and exercised during the nine month period.

28.
We note that you use the Black Scholes model to determine the fair value of your stock options for the nine-months ended September 30, 2006 and 2005. Please tell us and revise your filing to disclose how you determined the assumptions utilized with the model. Specifically, discuss how you determined the expected volatility.

The fair value of each option award is estimated on the date of grant using a lattice based option valuation model that uses the assumptions noted in the following table. Because lattice-based option valuation models incorporate ranges of assumptions for inputs, those ranges are disclosed. As the Company was privately held prior to the recapitalization, its volatility has been based upon the historical volatility of the Goldman Sachs Technology Industry Semiconductor Index which the Company believes to be comparable with the Company. The Company uses historical data to estimate option exercise and employee termination with the valuation of the model; separate groups of employees that have similar exercise and/or termination behavior (such as management vs. non-management labor) are treated separately for valuation purposes. The risk free rate for the periods within the contractual life of the option are based upon US Treasury yield curve at the time of the grant.

Haynes and Boone, LLP
153 East 53rd Street Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

March 6, 2007

	For the Nine Months Ended September 30, 2006	For the Nine Months Ended September 30, 2005
Dividend yield	0%	0%
Weighted Average volatility	19.56%	18.36%
Risk-free interest rate (average)	4.59%	4.27%
Expected lives	5 - 10 years	5-10 years

Note 7 on page CF-15 of the Unaudited Financial Statements has been expanded to disclose how the assumptions utilized in valuation of the Company’s stock options were determined and how the expected volatility was determined.

Note 9. Subsequent Events, page CF-19

29.
We note that you concluded the sale of your first delivered Rio PaveCell electroless system in October 2006. You previously disclosed that you anticipated moving out of the development stage in the fourth quarter of 2006, however, you are now disclosing that you anticipate moving out of the development stage in the first quarter of 2007. Please provide us with your analysis of paragraphs 8-9 of SFAS 7 as of December 3l, 2006.

As previously disclosed, the Company concluded its initial sale at the end of October, 2006. In November 2006, at the time of filing of the Form SB-2, the Company anticipated that sources of supply were in place to begin shipping product on an ongoing basis prior to the end of fiscal year 2006. Setup and evaluative testing of the initial tools produced by new suppliers, coupled with the holiday schedule, delayed the Company’s ability to deliver product into the first quarter of 2007. As the Company continued to expend substantially all of its efforts through the fourth quarter 2006, setting up its source of supply as well as developing markets, it was determined that it would be inappropriate to consider the Company operational prior to the end of 2006.

Haynes and Boone, LLP
153 East 53rd Street Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

March 6, 2007

Signatures, page II-6

30.	We note that Mr. Wagner has not signed previous versions of this registration statement. Please file the power of attorney he signed authorizing Mr. Anderson to sign on his behalf.

A power of attorney for Lawrence Wagner is being filed with the Form SB-2 as Exhibit 24.2. Such power of attorney was signed by Mr. Wagner on December 5, 2006. Inadvertently, a conformed signature for Mr. Wagner was omitted in the filing of Amendment No. 1 to the Form SB-2.

The Company recognizes that in accordance with Item 310 of Regulation S-B, as of February 14, 2006, audited financial statements for the Company’s fiscal year ended December 31, 2006 are required to be included in the Form SB-2 filing. The Company intends to include such audited financial statements as part of the Form SB-2 filing as soon as such financial statements become available.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; do not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments concerning this response to Nancy Brenner at (212) 659-4969 or Harvey Kesner at (212) 659-4973.

Sincerely, /s/ Nancy Brenner Nancy Brenner

cc	Steven Anderson James Turk Eduardo Duffy, Esq.

Haynes and Boone, LLP
153 East 53rd Street Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300